SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 000-30540

GIGAMEDIA LIMITED

392 Ruiguang Road, 10F

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-            .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia Notice of Annual Shareholder Meeting and Proxy Statement (attached hereto as Exhibit 99.1)

2.	GigaMedia Annual General Meeting Proxy Card (attached hereto as Exhibit 99.2)

3.	GigaMedia Audited Financial Statements under U.S. GAAP (attached hereto as Exhibit 99.3)

4.	GigaMedia Audited Financial Statements under Singapore FRS (attached hereto as Exhibit 99.4)

5.	GigaMedia to Report First-Quarter 2012 Financial Results on May 17 (attached hereto as Exhibit 99.5)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: May 14, 2012	By: /s/ Dirk Chen
(Signature)
Name: Dirk Chen
Title: Chief Financial Officer